

November 3, 2011

Via Email
Mr. Kirk W. Walters
Senior Executive Vice President and Chief Financial Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

> **Re: People's United Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 001-33326**

Dear Mr. Walters,

We have reviewed your response dated August 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 4 - Loans, page 12

1. We note your response to prior comment one in our letter dated July 15, 2011 and that in establishing your allowance for loan losses for home equity loans, you consider historical portfolio loss experience of the most recent six and nine month periods, and for portfolio-

specific risk elements, you consider an average of the portfolio's monthly charge off rates for the preceding year which you note represents a shorter look back period. It is unclear how, for home equity loans, the look back period would represent a shorter time frame than the historical loss experience. Please clarify and update your future disclosures.

2. We note your response to prior comment two in our letter dated July 15, 2011, and have the following questions:

    - You note that despite the fact that certain lien position data is not available for loans originated prior to 2011, you are able to determine and track delinquency and default data for such loans, specifically in cases where the loan reaches 75 days past due and you update your assessment of combined loan-to-value exposure. We note that the 75 days in the response is inconsistent with your earlier response to comment one, where you state that loan-to value ratios are updated when a loan becomes 90 days past due. Thus, please clarify and update future disclosures if necessary.
    - You also note in your response that despite the fact that a loan in a second lien position may appear current at the time the holder of a superior lien commences a foreclosure action, the loan does carry an appropriate allowance for loan losses based on your methodology, but in cases where your second lien loan is current, it appears that you would not obtain an updated loan-to-value exposure and FICO scores would only be updated twice a year. Please tell us and disclose in future filings how you believe your current methodology takes into account this risk.
    - With respect to the loans mentioned above and other loans in your retail portfolio segment, where lien position data is not readily available please disclose in future filings, the make-up of your portfolio including when most of these loans were originated, underwriting standards applicable to those loans, performance history and other qualitative analysis that may shed additional light on risks associated with these loans.
    - Please also disclose in future filings the percentage of your loan portfolio where lien position data is not readily available, and thus is not explicitly taken into account when determining your allowance until such time as the loan becomes at least 75 days past due. Please also discuss any system or methodology changes you plan to make.

Note 11 - Fair Value Measurements, page 35
Loans, page 43

3. We note your fair value disclosures for your performing loans, where you disclose that the valuation method considers interest rate-related adjustments but does not fully incorporate the "exit price" approach to fair value which would also consider adjustments for liquidity and credit-related factors. Please tell us why you believe your valuation approach is appropriate given that it appears to be inconsistent with ASC 820's definition of fair value.

4. You have also disclosed that the discount rate to determine the fair values of performing loans reflected current market rates for loans with similar terms to borrowers of similar

credit quality, which would indicate that you are taking into account credit as part of your fair value consideration. This appears to be inconsistent with your disclosure that your approach to fair value does not take into account credit-related factors, please reconcile and update future disclosures as necessary.

You may contact Rahim Ismail at (202) 551-4965 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant